Exhibit 99.1

DRAFT

Minutes of the

Annual General Meeting of the Shareholders

of ASML Holding N.V.

held on 23 March 2006

Chairman: H. Bodt

General

The following minutes of the Annual General Meeting of the Shareholders of ASML Holding N.V. (“ASML” or the “Company”), held on 23 March 2006, have been prepared for information purposes only and do not purport to be complete. These minutes are qualified in their entirety by reference to the Annual Report on Form 20-F of ASML for the financial year ended 31 December 2005 as filed by ASML with the US Securities and Exchange Commission (“SEC”), and other public filings made by ASML with the SEC. ASML does not guarantee the comprehensiveness or accuracy of the information included in these minutes and undertakes no obligation to update or correct any of the statements or information contained herein.

1.	Opening

The Chairman opened the Annual General Meeting of the Shareholders of ASML and welcomed everyone present. Messrs. Meurice, Wennink and Van den Brink were present on behalf of the Board of Management. Mr. Fuchs, whose proposed appointment to the Board of Management would be discussed during the meeting, was also present. Ms. Van den Burg and Messrs. Westerburgen, Van der Poel, Dekker, Grassmann, Fröhlich, Bilous and the Chairman were present on behalf of the Supervisory Board. Mr. Van Olffen, civil-law notary with De Brauw Blackstone Westbroek, acted as Secretary to the meeting.

The Chairman informed the meeting that ASML had decided to no longer vote by acclamation, but instead to vote electronically using voting devices and accompanying passes. The Chairman gave Notary Van Olffen the floor to explain the voting procedure and hold a dry-run vote.

The Chairman then went on to deal with the items on the agenda of the meeting.

2.	Overview of the Company’s business and financial situation.

The Chairman gave the floor to Mr. Meurice, who gave a presentation on the most important events of 2005 and the priorities for 2006.

Mr. Meurice first gave a short explanation of ASML’s core business, supplying lithography equipment for the production of semiconductors. He then showed a chart, partly based on independent research, that showed the possible growth in the total sales of the worldwide semiconductor industry, and the possible growth of ASML’s sales in connection therewith. ASML’s sales development is dependent on, among other things, its market share. Mr. Meurice then showed the development of that market share by means of a chart.

ASML’s priorities for the future are to increase growth, profitability and liquidity. ASML endeavours to achieve this by technological leadership, by investing heavily in research and development, by reducing cycle times and cost of ownership. Other important elements in this context include customer satisfaction and corporate responsibility.

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Mr. Meurice then explained the developments at ASML in the technological field by further discussing the immersion and EUV technology. As regards cycle time and cost of ownership, Mr. Meurice reported that ASML had taken a number of measures to bring about improvements in this area, including an hours bank extending over a period of three years so as to counterbalance cyclical effects better and reduce cycle times. As a result of the higher productivity of ASML’s systems compared with the competition and a reduction in the cost of the Twinscan platform, ASML had further reduced customers’ cost of ownership. Mr. Meurice went on to report that ASML had come third in an independent survey of customer satisfaction with semiconductor equipment manufacturers. Mr. Meurice concluded by explaining the most important events of 2005 in the field of sustainability.

Mr. Meurice then gave Mr. Wennink the floor for a review of ASML’s financial results in 2005.

Mr. Wennink reported that 2005 had been an excellent year for ASML with sales rising to around 2.5 billion euro, a growth of 3% compared with 2004, while the semiconductor industry as a whole shrank by 9%. The net profit in 2005 was 311 million euro compared with 235 million in 2004, a growth of over 30%. The operating profit was 17.8%. Furthermore 711 million euro of cash had been generated. Mr. Wennink went on to look at sales in 2005 in greater detail. The first two quarters were upturn quarters; in the second half of 2005 relatively fewer systems were sold, but because of improvements in operational efficiency and working capital turnover good results were nonetheless achieved.

Mr. Wennink then showed the profit and loss statements for 2003, 2004 and 2005, and noted the improvement in the gross profit as a result of increased efficiency and better cost control. R&D cost rose by approximately 15% compared with 2004 (not including the one-off licence cost of 49 million euro incurred in 2004), a consequence of ASML’s decision to remain the technological leader by investing heavily in R&D. SG&A cost fell from 237 million euro in 2003 to 201 million euro in 2005, with sales increasing by some 1 billion since 2003, indicating improved efficiency. Net income in 2005 was 12.3% of sales, which is a considerable improvement compared with 2003 and 2004.

As regards cash flow Mr. Wennink reported that a considerable amount of cash had been generated since 2003. Where ASML’ s net cash position is concerned, the strategic level is 1 billion euro. ASML needs this amount to finance its growth, make any investments and counterbalance the cyclical nature of the semiconductor industry. If ASML’s net cash position remains above the 1 billion euro level and, if there are no alternative investment opportunities, ASML intends to return cash to its shareholders by means of a share buy back program, which is a more appropriate mechanism for ASML than distribution of dividends, because of – among other things – the growth phase in which ASML currently finds itself.

Mr. Wennink ended by stating that 2005 was a year of solid execution, with an increase in market share, technological leadership and solid operational and financial performance. The Board of Management expects 2005 to be a springboard for ASML’s success in future years.

The Chairman then gave Notary Van Olffen the floor so that he could establish whether the formal requirements for convening the Company’s General Meeting of the Shareholders had been complied with and to announce the exact numbers of shareholders and persons entitled to vote present at the meeting.

Mr. Van Olffen announced that he had established that at the beginning of the meeting 96 shareholders were present or represented. Together they represented a total capital of 3,265,398.14 euro and were entitled to cast 163,269,907 votes. Mr. Van Olffen added that, where required, attendees entitled to cast votes by proxy had submitted their written proxies to the Company, which had shown them to the notary. Mr. Van Olffen further stated that the legal and statutory requirements relating to convening, holding and attending the General

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Meeting of the Shareholders of the Company had been met and that the required documents had been available for inspection at the places as prescribed by law and by the articles of association. Consequently the meeting was legally convened and authorized to pass resolutions on all items on the agenda. Finally Mr. Van Olffen announced that, according to a statement by the Chairman of ASML’s Board of Management, none of the shareholders had exercised the right to submit agenda items.

The Chairman then went on to deal with item 3 of the agenda.

3.	Discussion of the Annual Report 2005 and adoption of the financial statements for the financial year 2005, as prepared in accordance with Dutch law

The Chairman reported that in 2005 ASML had once again prepared two sets of financial statements – one in accordance with US GAAP and one in accordance with Dutch law based on IFRS. The financial statements had been prepared by the Board of Management, and audited, and provided with an unqualified auditor’s report by Deloitte, ASML’s external accountant. The financial statements and Annual Report had been available for inspection. Mr. Buné, authorized representative of Deloitte Accountants B.V., was present to answer any questions about the auditor’s report.

After this the Chairman gave those present the opportunity to ask questions.

Mr. Stevense, representative of Stichting Rechtsbescherming Beleggers, first asked whether it would be possible to distribute both Annual Reports simultaneously in the future. Mr. Stevense also requested further information about ASML’s decision not to organize any press conferences or analysts’ meetings in connection with the publication of the annual results for 2005. Mr. Stevense would appreciate it if ASML were to pay a dividend: in his view a fixed percentage of the cash flow could be set aside for this purpose. Mr. Stevense asked for a further explanation on an interview given by Mr. Meurice in which statements were made about potential takeovers by ASML. In addition, Mr. Stevense wanted an update on ASML’s FPD technology. He then remarked that the backlog was relatively small and asked how ASML’s sales were made up, what the ratio was between sales of new and used systems and where ASML saw opportunities for future growth. Mr. Stevense went on to comment that a large part of ASML’s sales were generated by a limited number of customers and asked how ASML viewed the risks associated with this. Mr. Stevense asked to what extent the success of the immersion project was important. Mr. Stevense went on to put questions about the introduction of EUV technology, the expectations for 2006 as regards sales in the service area and ASML’s share price development.

Mr. Meurice started by answering the question about publication of the annual results by saying that ASML’s aim was to inform all stakeholders to the best extent possible. Because of new legislation ASML had made a number of changes to its procedure, as a consequence of which the same information as before was made available, but with more emphasis on the press release, that was more detailed than previously. A conference call had also been organized in which analysts, journalists and any other interested party anywhere in the world could take part.

Mr. Wennink added that it must be borne in mind that ASML was the first listed company to announce its annual results. At the time ASML published its annual figures there was little clarity from the Netherlands Authority for the Financial Markets about the practical consequences of the Market Abuse Act in this context and ASML had preferred be on the safe side by only issuing a press release and organizing a conference call.

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Mr. Wennink went on to answer the question about the cash position. The predictability of ASML’s cash flow is low because ASML operates in a rapidly growing cyclical industry. This means that buying back shares is currently the most appropriate way for ASML to return cash to its shareholders. If in the future the predictability of the cash flow grows because of the maturity of the industry, ASML will consider paying dividends.

Mr. Meurice then went into the interview to which Mr. Stevense referred and ASML’s strategy on takeovers. He explained that at present ASML sees sufficient growth opportunities in its current activities, where ASML is consequently focusing on. However, if ASML sees takeover opportunities in areas related to its activities, ASML will consider them because of growth opportunities or risk management. At present takeovers of the magnitude of the SVG acquisition are not on the agenda.

As to FPD, Mr. Meurice reported that ASML had the technology in house but that there was insufficient commitment from customers.

As regards the average selling price, Mr. Meurice explained that ASML’s current systems cannot be compared with previous types. Production capacity has risen significantly, so that fewer systems are needed to produce the same quantity of semiconductors. The average selling price of ASML systems has risen so that ASML’s turnover is increasing despite the fact that fewer systems are being sold.

Concerning the matter of used systems, Mr. Meurice stated that ASML refurbishes and sells older type systems so that they can be used again. On the observation regarding customers, Mr. Meurice explained that this is inherent to the industry in which ASML operates, given the relatively small number of players in the market.

As regards immersion, Mr. Meurice informed those present that the latest type of immersion system will likely be introduced shortly. The first EUV alpha tool will probably be shipped in the second quarter of 2006 with the second system expected to be installed with the customer in the fourth quarter of 2006.

ASML’s service activities are growing because of the increasing complexity of its systems, but this is not one of ASML’s core activities. No information could be provided on anticipated service sales 2006. As regards the trend in share prices, Mr. Meurice said that it is not ASML’s place to give an opinion on this and that the Board of Management is focused in particular on its operational tasks. In that context the ‘ROIC’ (Return On Invested Capital) is relevant and is to some extent related to the share price.

Mr. Keyner, representative of the Vereniging van Effectenbezitters, representing 379,038 shares, wondered whether, given Mr. Wennink’s earlier explanation, ASML was thinking of reconsidering the decision not to organize a press conference or analysts’ meeting as part of the publication of the annual results. Mr. Keyner went on to refer to the chart of the potential growth of the semiconductor market and wanted to know what measures ASML is taking to manage the risks arising from the fact that it is currently the market leader in a cyclical business. As regards possible takeovers, Mr. Keyner asked whether these were intended to provide further growth for ASML or to reduce its risk profile. Mr. Keyner continued by asking whether ASML had reached the limitations with respect to the adaptation of its cost structure, or whether the Company still sees opportunities in that area. Finally, Mr. Keyner asked what the criteria are for potential takeovers.

Mr. Meurice emphasized that the chart is a mathematical calculation and that ultimately the development of the market depends on many factors. He then explained that the semiconductor industry is showing gradual signs of maturity, so that its cyclical nature is somewhat reducing. Furthermore, ASML’s management system is organized to deal with cyclicality.

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Mr. Keyner asked what the break-even point is. Mr. Wennink replied that that depends on the product mix. Mr. Meurice added that certain policy choices also play a part.

On the matter of acquisitions, Mr. Meurice confirmed that growth and risk spreading are indeed the two main reasons for making acquisitions. Mr. Meurice emphasized that the activities of possible takeover candidates had to be synergistic with those of ASML. Mr. Wennink added that ASML expects that there will be adequate growth opportunities within ASML’s current business; such growth could be realized by executing the strategy as presented by Mr. Meurice.

Mr. Keyner wondered how ASML deals with the risks resulting from the outsourcing of certain activities.

Mr. Meurice answered that technology developed by or in collaboration with contractors or other companies belongs to ASML. Recently, ASML has taken on a large number of contract staff. Moreover, ASML has many long-term partnerships with other companies.

Mr. Raaijmakers, representative of ABP, Robeco, PGGM, the Spoorwegpensioenfonds and Stichting Pensioenfonds Openbaar Vervoer, regretted that Corporate Governance was not being dealt with separately in the meeting, since ASML had made important improvements in this area during 2005, including the proposed cancellation of priority shares, bringing the convocation date forward to 21 days before the general meeting of shareholders – in relation to which Mr. Raaijmakers remarked that he would prefer a term of 28 days - and the non-blocking of shares in connection with participation in the general meeting of shareholders. He also complimented ASML on the transparent Annual Report, including Corporate Governance chapter.

Mr. Raaijmakers then stated that ASML does not deviate materially from the Tabaksblat Code. In case ASML should deviate from the Code in the future, Mr. Raaijmakers is of the opinion that the deviations should be submitted to the shareholders for approval. Mr. Raaijmakers went on to remark that it is difficult for shareholders to assess whether the Board of Management’s variable remuneration is reasonable since there is no insight into the performance criteria for the Board of Management, although he understands ASML’s explanation that no insight can be provided because of the competitive sensitivity of the information. Mr. Raaijmakers therefore proposed to publish afterwards what the link had been between performance and remuneration.

As regards the independence of the Supervisory Board, Mr. Raaijmakers said that formally ASML complies with the criteria of the Tabaksblat Code, but that Messrs. Grassmann and Dekker had worked for organizations with which ASML has close links. Mr. Raaijmakers also wanted to know why ASML is already alluding to a possible future deviation from the provisions of the Tabaksblat Code on independence of members of the Supervisory Board.

Mr. Raaijmakers continued by suggesting that ASML should no longer prepare two separate Annual Reports in the future. Rather, a combined report should be published, as some other companies already do.

Mr. Raaijmakers went on to say that the In control statement as included in the Annual Report is mainly Sarbanes-Oxley oriented and he suggested to include compliance with the Tabaksblat Code in future In control statements.

Finally Mr. Raaijmakers wanted to know for what percentage of the shares represented at the present meeting proxy votes had been cast.

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Mr. Wennink stated that this year 21 days was the maximum convocation term, procedurally speaking. A look will be taken at whether it will be possible to extend this term in the future. The non-blocking of shares has been a successful project, with, as a direct result, a higher shareholder participation in this meeting.

The Chairman went into the comments on the independence of Supervisory Board members. Mr. Grassmann retired from Carl Zeiss 5 years ago and Mr. Dekker retired from TNO 2.5 years ago. As a result, ASML complies with the Tabaksblat Code. The Chairman went on to explain that it is very difficult to find qualified candidates for ASML’s Supervisory Board because of the nature of the activities and the fact that the majority of the investments in this industry are taking place in Asia.

As to the suggestion for the Annual Report, Mr. Wennink explained that ASML reports in accordance with US GAAP for the sake of comparability with its peer group. There would be no such comparability if ASML reported only in accordance with IFRS because the results are calculated differently. ASML will certainly consider the suggestion of preparing a combined Annual Report in future, but it is beyond questioning that the Annual Report should remain transparent and clear.

In relation to the In control statement Mr. Wennink said that the Board of Management is of the opinion that it meets all requirements, but he commented that the statement is still under development. The same goes for ASML’s risk management system, which will be further embedded in the Company. It is expected that ASML will report more extensively on these aspects in the future.

The comments relating to the remuneration policy were being dealt with under item 8 of the agenda.

On the matter of proxy voting, the Notary reported that 97.4% of the total number of votes, being 159,099,952 votes, had been cast by proxy.

Mrs. Dijkstra, representative of Vereniging van Beleggers voor Duurzaam Ondernemen (“VBDO”), asked what ambitions ASML had in terms of its sustainability policy. She went on to remark that no reference was made to the GRI guidelines in the EHS Report so that it was not possible to assess properly what progress there had been in this area. Mrs. Dijkstra also commented that she is of the opinion that the financial Annual Report should contain a reference to the EHS Report. She then enquired what the objectives of ASML’s supplier policy in the sustainability field were. Mrs. Dijkstra ended by observing that CO2 emissions had increased and requested an explanation for this.

Mr. Wennink replied that ASML is included in the FTSE and Dow Jones sustainability indexes. Prior to these listings there had been surveys to assess whether the requirements set by those organisations were met.

Mr. Meurice announced that in 2006 ASML intends to make more stringent demands on its suppliers in terms of ISO 14001 certification and compliance with environmental and social legislation. Furthermore, Mr. Meurice expressed the opinion that ASML had indeed made progress in the field of sustainability and proposed to schedule a follow-up meeting to last year’s meeting with the VBDO to discuss ASML’s EHS reporting.

Mr. Van den Brink answered the question about CO2 emissions. He stated that ASML has a relatively low energy consumption compared with other industries. Partly because of good combined heat-power, CO2 emissions are low, relatively speaking. If activity increases, energy consumption and CO2 emissions will consequently also come out slightly higher.

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As to the remark about the reference to the EHS Report in the financial Annual Report, Mr. Wennink reported that the financial Annual Report contained some information about sustainability, particularly with respect to human resources. Mr. Wennink continued by suggesting that this subject should be included in the follow-up meeting as proposed by Mr. Meurice.

Mr. Boom, private shareholder, referred to the postponed introduction of a new computer operating system and wondered to what extent such events had an effect on ASML.

The Chairman replied that they could have an impact in theory, among other things because demand for semiconductors depends on many factors. On the basis of the information currently available, Mr. Meurice expects that the effect on ASML of this particular case will be limited.

Mr. Stevense wanted to know whether an extended convocation term for ASML’s general meeting of shareholders means that in the future the meeting will take place later in the year.

The Chairman replied that this subject needed further consideration. Publishing documents earlier should not be at the expense of accuracy.

After this round of questions the Chairman proposed that the proposal be put to the vote and passed the floor to the Notary, who conducted the voting procedure. After the shareholders had cast their votes, Notary Van Olffen announced that the result was as follows:

For	Against	Abstained
157,937,008	52,606	278,061

Given the above, the Chairman established that the proposal as set out in item 3 of the agenda had been adopted.

The Chairman went on to deal with item 4 of the agenda.

4.	Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2005.

The Chairman announced that it was proposed to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2005 and gave the shareholders the opportunity to ask questions.

Since there were no questions on this item, the item was put to the vote. The Chairman passed the floor to Notary Van Olffen, who asked the shareholders to cast their votes. After the shareholders had voted, the Notary announced that the result was as follows:

For	Against	Abstained
162,585,811	252,092	199,200

Given the above, the Chairman established that the proposal as set out in item 4 of the agenda had been adopted.

The Chairman went on to deal with item 5 of the agenda.

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5.	Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2005.

The Chairman did not provide any further explanation on this agenda item and, since there were no questions or comments, he proposed that the meeting vote on the proposal to discharge the members of the Supervisory Board from liability for the 2005 financial year.

Notary van Olffen gave the shareholders the opportunity to cast their votes on the proposal and after the voting had ended he announced that the result was as follows:

For	Against	Abstained
162,575,528	251,968	208,630

Given the above the Chairman established that the proposal as set out in item 5 of the agenda was adopted.

The Chairman then passed on to item 6 of the agenda.

6.	Clarification of the reserves and dividend policy.

The Chairman informed the meeting that this was a non-voting item. He referred to the explanation of this topic given earlier in the meeting and the subsequent discussion, and asked whether there were any additional questions or comments.

Mr. Steijger, private shareholder, asked whether a cost-benefit analysis of the share buy back program had been carried out, so that it was possible to assess whether this is the right way of spending financial assets.

Mr. Wennink replied that in the past ASML had approached the capital markets for financing, which had caused dilution of the share capital. With the share buy back program ASML wants to achieve the reverse effect, which, in the Board of Management’s opinion, is a logical choice. Mr. Wennink went on to note that the costs and benefits had been looked at and ASML had decided not to leave these cash assets on the balance sheet at a relatively low return.

Mr. Steijger was of the opinion that, among other things, a share buy back program entailed the risk of buying at the top of cycles and that, at a certain moment, paying dividend might be a better option.

Mr. Wennink replied that buying back shares should not be something incidental but must be based on a system. Furthermore, payment of dividend in the future has not been ruled out. Finally, Mr. Wennink stressed that the choice between a dividend payment or a share buy back program is an operational matter since it involves the spending of liquid assets.

Mr. Raaijmakers remarked that he can sympathize with ASML’s reserves and dividend policy and that he finds the explanation convincing, but that in his view the policy should be submitted to the shareholders for approval.

The Chairman replied that this remark would be taken into consideration.

The Chairman went on to deal with item 7 of the agenda.

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7.	Proposal to amend the articles of association of the Company.

The Chairman explained that it was proposed to amend the articles of association in accordance with the proposal that had been available for inspection at the required places and could be downloaded from ASML’s website.

The amendments related in the first place to the cancellation of the priority shares. Second, it was being proposed to extend the term for the record date in accordance with a possible amendment of law in connection with this subject.

Further, authorization was being requested for the lawyers at De Brauw Blackstone Westbroek to apply for regulatory approval and to pass the deed of amendment of the articles.

The Supervisory Board and the Holders of Priority Shares had approved the proposed amendments to the articles of association.

The Chairman gave the shareholders the opportunity to ask questions. Since there were no questions or comments, the Chairman proposed that the proposal be put to the vote and gave the Notary the floor. The Notary conducted the voting procedure and after the voting had ended, he announced that the result was as follows:

For	Against	Abstained
163,089,658	71,415	234

Given this result, the Chairman established that the proposal as set out in item 7 of the agenda was adopted.

The Chairman went on to deal with item 8 of the agenda.

8.	Adoption of the revised Remuneration Policy for the Board of Management.

The Chairman informed the meeting that it was proposed to amend the Remuneration Policy for the Board of Management in accordance with the proposal that had been made available for inspection. He also referred to the Rationale for Revising the Remuneration Policy and the explanatory notes to the agenda, which documents had also been available for inspection and contained a more detailed explanation of the topic.

The Chairman then gave Mr. Westerburgen, Chairman of the Supervisory Board’s Remuneration Committee, the floor to give an explanation on the matter.

Mr. Westerburgen first summarized the current Remuneration Policy for the Board of Management. The reason why a change was now being proposed was first that developments in the Corporate Governance field meant that there is now more emphasis on long-term elements of remuneration and that the opportunity has arisen to reward over-achievement. Besides this, it appeared that a gap of at most 30% of base salary would need to be bridged if the 2004 Remuneration Policy were to remain in effect and that ASML would be disconnected from market practice in terms of Remuneration Policy. The Supervisory Board had carried out a reasonableness test and had decided to submit a proposal for a revised Remuneration Policy to the shareholders for adoption.

The most important changes compared with the current policy related to changing the reference group from the top 25% of a relatively extensive group of companies to the median level (50%) of a more focused reference group. In addition there is more emphasis on long-term value creation in the form of shares, and the possibility is being created of rewarding overachievement. Mr. Westerburgen then showed an overview of the most important

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features of the 2004 Remuneration Policy in comparison with the proposed revised version. He then showed an example calculation of the salary of the CEO, under both the current Remuneration Policy – taking into account the maximum base salary increase of 30% – and the Remuneration Policy which is now proposed. The conclusion was that the proposed policy would not automatically lead to an increase in the total remuneration package, but could even mean a reduction. Mr. Westerburgen finally went into greater detail on the performance criteria for the cash bonus, stock options and shares.

The Chairman emphasized that the external accountant is involved in assessing whether the targets, based on which the variable remuneration is ultimately awarded to members of the Board of Management, have been achieved. The reason for this is the fact that no specific information on the performance criteria can be published because of the competitive sensitivity of the data.

The Chairman then offered the shareholders the opportunity to ask questions on the subject.

Mr. Vermulst, private shareholder, inquired after the risk of accounting fraud by the Board of Management for the purpose of obtaining higher remuneration. He also wondered how this item affected ASML’s employees and shareholders and how they could be kept satisfied, given the trend in ASML’s share price in recent years.

The Chairman assured the meeting that the Annual Report is drawn up in an objective manner and that short term motives related to remuneration play no part in it whatsoever. Furthermore, the external accountant and the Supervisory Board would not permit such behavior.

He went on to repeat that the performance criteria for the Board of Management are also indirectly linked to the interests of the shareholders since they are based on the ROIC.

Mr. Wennink continued by summing up the elements of ASML employees’ remuneration, which are aimed at allowing employees to share in ASML’s success: a profit sharing scheme under which a payment of 8% of annual salary had been made over 2005, and an option scheme. Both of these mechanisms provide an incentive to employees to support the Board of Management’s policy. In addition, a 13th month’s salary is also paid. Finally, Mr. Wennink observed that so far as employee remuneration is concerned, ASML is among the 25% best paying companies in the Netherlands.

Mr. Vermulst then said that he had the impression that there is no ambition among the Board of Management to make ASML great, but that only the financial aspect plays a role.

The Chairman replied that Mr. Vermulst has the wrong impression and that ambition, enthusiasm and motivation, which are present throughout the Company, are precisely what have made ASML what it now is.

Mr. Meurice added that with the proposed policy the Board of Management is making a commitment for the future, and that attempts are also being made to apply the same principles to the remuneration of ASML’s employees and to offer them a good remuneration package.

Mr. Van der Lee, private shareholder, in principle agreed with the proposed Remuneration Policy but one area of doubt, as far as he was concerned, is the fact that shareholders hold their shares for the future and remuneration for the Board of Management in the form of shares relates to performance in the past. He also drew attention to the risk of Board of Management members selling large amounts of shares, for example, when leaving a company.

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The Chairman explained that shares are only formally awarded to members of the Board of Management after a period of 3 years. After that 3-year period, there is a further period of 2 years during which the shares cannot be sold. In case a Board of Management member leaves ASML, any shares not yet formally awarded will lapse.

Mr. Wennink added that, in this context, the performance of a Board of Management member is assessed over 3-year period so that there is indeed a future element in the mechanism.

Mr. Swinkels, private shareholder, wanted to know whether the strategy, the growth path as presented, is also incorporated in the targets for the Board of Management. He also inquired about the effect of the proposed new Remuneration Policy on pension costs and about the future development of the Board of Management’s base salary. He finally remarked that in his view the Remuneration Policy is too complicated.

Mr. Westerburgen stated that the new Remuneration Policy will have a negative effect on the Board of Management’s pensions. Because of the new reference group the base salary is lower so that pension costs and pensions will also be lower.

Mr. Westerburgen emphasized that the Supervisory Board is responsible for ensuring that ASML is well managed. In order to find the right people to fulfil this task, the Board of Management has to be compensated in line with market practice. The Supervisory Board is of the view that the proposed policy is the most reasonable one for all stakeholders, including the shareholders. Unfortunately preparing a less complex remuneration policy is not an option.

The Chairman further confirmed that the growth scenario is linked to the targets for the Board of Management. If those targets are reached, the Company will grow and increase in value so that the share price will rise.

Mr. Keyner had objections to the larger share of the variable part of remuneration. Furthermore, he had the impression that bonuses were being awarded for on-target performance, while he was of the view that bonus should be awarded only for above-target performance. He also objected to ASML not publishing any concrete information on targets.

The Chairman stated that the targets set already incorporate an element of overachievement as they are set above budget. The external accountant is also involved in the subject and checks whether the performance criteria have been met.

Mr. Raaijmakers supported the proposal for the revised Remuneration Policy, particularly because of the larger share of long-term elements. Mr. Raaijmakers had doubts about the effectiveness of variable remuneration, and he referred to a recent survey on the subject. He thought it a good development that the external accountant is involved in assessing whether the performance criteria are met and he asked the external accountant to give an explanation in connection with this topic. Finally, Mr. Raaijmakers asked whether the Supervisory Board had performed a reasonableness test with respect to the Remuneration Policy.

Mr. Westerburgen confirmed once again that the Supervisory Board is of the opinion that the Remuneration Policy which is now being submitted to the shareholders for adoption is a reasonable policy. If any additional unforeseen circumstances arise, the Supervisory Board will take its responsibility and once again apply a reasonableness test.

Mr. Buné of Deloitte Accountants B.V., ASML’s external accountant, stated that the assignment with respect to the remuneration of the Board of Management is a clear and transparent one. In Anglo-Saxon countries it is customary for the external accountant to play such a role.

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Mr. Van Erum, private shareholder, wanted to know whether the fact that half-year targets are set also means that bonus payments would be made twice a year.

Mr. Westerburgen replied that this is not the case.

Ms. Dijkstra asked whether more information could be given regarding the qualitative targets for variable remuneration.

Mr. Westerburgen stated that the targets on which the variable remuneration of the Board of Management is based relate to growth, execution and financial results. There are also two qualitative targets – unity of policy and management development.

After this round of questions the proposal was put to the vote. The Notary requested the shareholders vote and, after they had done so, recorded that the result was as follows:

For	Against	Abstain
162,491,030	726,610	3,766

In view of the above the Chairman established that the proposal as set out in item 8 of the agenda had been adopted.

The Chairman then proceeded to item 9 of the agenda.

9.	Stock and stock option arrangements.

The Chairman referred to the proposals as set out in the agenda and the explanatory notes thereto.

9a.        Approval of the performance stock arrangement for the Board of Management and authorization of the Board of Management to issue the performance stock pursuant to this performance stock arrangement, subject to the approval of the Supervisory Board.

The Chairman first allowed the opportunity to ask questions on item 9a of the agenda.

Mr. Swinkels wanted to know whether the performance stock arrangement applied only to the Board of Management or whether there was also such arrangement for ASML employees.

The Chairman replied that the arrangement applies only to the Board of Management.

A vote was then taken on the proposal. The Notary informed the meeting that the result of the vote was as follows:

For	Against	Abstain
162,330,294	731,262	23,339

Given this result above the Chairman established that the proposal as set out in item 9a of the agenda had been adopted.

9b        Approval of the performance stock option arrangement for the Board of Management and authorization of the Board of Management to issue the stock options pursuant to this performance stock option arrangement, subject to the approval of the Supervisory Board.

The Chairman gave the shareholders the opportunity to ask questions.

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Mr. Swinkels asked how many options could be granted under the option scheme and what the exercise price would be.

The Chairman stated that in the period from the current meeting until the meeting of shareholders to be held in 2007, the maximum number of options that may be granted under the stock option arrangement for the Board of Management is 238,000. Mr. Wennink stated that the exercise price will be determined on the date the stock options are granted.

After these questions the item was put to the vote. The Notary announced that the result of the voting was as follows:

For	Against	Abstain
162,238,824	821,138	23,483

Given this result above the Chairman established that the proposal as set out in item 9b of the agenda had been adopted.

9c        Approval of the number of stock options available for ASML employee stock option arrangements and authorization of the Board of Management to issue stock options pursuant to these stock option arrangements for the ASML employees, subject to the approval of the Supervisory Board.

Since there were no questions or comments, the proposal was put to the vote immediately. The result of the voting was as follows:

For	Against	Abstain
162,680,060	420,406	15,030

Given this result above the Chairman established that the proposal as set out in item 9c of the agenda had been adopted.

9d.        Authorization of the Board of Management to issue 22,000 sign-on stock and 22,000 sign-on stock options to Mr. K.P. Fuchs.

The Chairman informed those present that this proposal was being made in connection with compensation for rights that Mr. Fuchs had with his previous employer. Given the small numbers, it had not been considered necessary to convene an extraordinary general meeting at an earlier moment for this purpose. The Chairman then asked whether there were any further questions.

Mr. Swinkels asked what the exercise price of the sign-on stock options was. The Chairman answered that the grant had been done conditionally, that is to say under the condition precedent that the general meeting of shareholders would approve the issuance, per 1 November 2005. The exercise price is the closing price of an ASML share on that date.

Since there were no further questions, the meeting proceeded to a vote on the proposal. The result of the voting was as follows:

For	Against	Abstain
162,148,655	970,488	22,992

As a result of the above, the Chairman established that the proposal as set out in item 9d of the agenda had been adopted.

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The Chairman then went on to deal with item 10 of the agenda.

10.	Composition of the Board of Management.

The Chairman announced that the Supervisory Board intended to appoint Mr. Fuchs as member of the Board of Management. This appointment is conditional on the general meeting of shareholders being informed of the intention, which is now being done. Mr. Fuchs’ personal details and the most important elements of his contract have been published. Since this was not a voting item and there were no questions, the Chairman wished Mr. Fuchs every success in his new position and proceeded to deal with item 11 of the agenda.

11.	Composition of the Supervisory Board.

The Chairman announced that Messrs. Dekker and Grassmann would retire by rotation in 2006.

Mr. Grassmann was not available for re-appointment. The Chairman thanked Mr. Grassmann for his contribution over the last 10 years, among others with respect to the collaboration between ASML and Zeiss.

Mr. Dekker was available for re-appointment and the Supervisory Board proposed to reappoint him.

The Chairman went on to report that the Works Council had a strengthened right of recommendation with respect to the vacancy that had arisen as a result of Mr. Grassmann’s departure. Since the Works Council needed more time to find a suitable candidate, no candidate was being proposed for appointment now. An extraordinary general meeting of shareholders would probably be convened in the course of 2006 in order to appoint a candidate for the Supervisory Board recommended by the Works Council.

Because there were no questions, a vote was taken on the proposal to reappoint Mr. Dekker. The result of the vote was as follows:

For	Against	Abstain
163,148,619	95,357	516

The Chairman established that, given this result, the proposal set out in item 11 of the agenda had been adopted.

The Chairman then continued with item 12 of the agenda.

12.	Composition of the Supervisory Board in 2007.

The Chairman announced that he would be retiring by rotation per the 2007 general meeting of shareholders and that he was not eligible for reappointment because he would then have completed his twelve-year term as a member of the Supervisory Board. The Chairman went on to say that the general meeting of shareholders and the Works Council have a right of recommendation in respect of the vacancy that would consequently arise. The Works Council has no strengthened right of recommendation.

Since no questions were asked, the meeting proceeded to deal with item 13 of the agenda.

13.

Proposal to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders.

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Since this item was a routine proposal, the Chairman referred to the agenda and the explanatory notes thereto. This year the item has been split into 4 voting items which, since there were no questions, were put to the vote successively.

13a.      Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to issue shares or rights to subscribe for shares in the capital of the Company, subject to the approval of the Supervisory Board, limited to 10% of the issued capital at the time of the authorization.

The result of the vote on item 13a of the agenda was as follows:

For	Against	Abstain
162,689,985	396,485	17,279

The Chairman established that, given this result, the proposal as set out in item 13a of the agenda had been adopted.

13b.      Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a), subject to approval from the Supervisory Board.

The result of the vote on item 13b of the agenda was as follows:

For	Against	Abstain
117,160,042	45,928,937	12,655

Given this result the Chairman established that the required two-third majority of the votes cast was in favour of the proposal, as a consequence of which the proposal had been adopted.

13c.      Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to issue shares or rights to subscribe for shares in the capital of the Company, subject to the approval of the Supervisory Board, for an additional 10% of the issued capital at the time of the authorization, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.

As regards item 13c of the agenda, the result of the vote was as follows:

For	Against	Abstain
117,160,476	45,921,618	17,743

The Chairman established that, as a result of the above, the proposal as set out in item 13c of the agenda had been adopted.

13d.     Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c), subject to approval from the Supervisory Board.

The result of the vote on item 13d of the agenda was as follows:

For	Against	Abstain
117,152,544	45,927,176	22,041

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Given this result the Chairman established that the required two-third majority of the votes cast was in favour of the proposal, as a consequence of which the proposal had been adopted.

The Chairman then went on to deal with item 14 of the agenda.

14.

Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to acquire such a number of shares in the Company’s capital as permitted within the limits of the law and the Articles of Association of the Company, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq National Market or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or the Nasdaq National Market; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam N.V. or as reported on the Nasdaq National Market.

Since this item was a routine proposal, the Chairman referred to the agenda and the explanatory notes thereto and did not discuss it any further. He then gave those present the opportunity to ask questions.

Mr. Boom posed the question whether the authorization to acquire own shares would be used to cover the issue of stock options.

The Chairman reported that until now this had not been the case, but that it is a possibility. Mr. Wennink added that this alternative is not expedient at present given the low percentage of outstanding options which is currently in the money, of the total issued share capital.

Mr. Steijger referred to his earlier remark on the buy back of shares. The Chairman noted his comment.

The Chairman then proposed to vote on the proposal. After the shareholders had cast their votes, Notary Van Olffen announced that the result of the vote was as follows:

For	Against	Abstain
162,738,387	224,801	33,464

Given the above, the Chairman established that the proposal as set out in item 14 of the agenda had been adopted.

The Chairman then proceeded to deal with item 15 of the agenda.

15.	Any other business

The Chairman gave those present the opportunity to ask questions about matters that had not yet been dealt with during the meeting.

Mr. Vrijdag, private shareholder, wondered what the profile of the candidate for the Supervisory Board to be recommended by the Works Council would be and went on to express the hope that a good successor to the Chairman would be found.

The Chairman replied that he assumed that the profile of the candidate to be proposed by the Works Council would be different from that of Mr. Grassmann.

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Mr. Keyner repeated his earlier question on takeovers and wanted to know whether there were any relatively small companies with interesting technology that ASML might want to take over in the coming year and, if larger companies were involved, what ASML’s requirements regarding the return of such investments would be.

Mr. Meurice replied that ASML was particularly interested in smaller companies that owned lithography-related technology.

Mrs. De Waard, private shareholder, asked if in the future ASML could indicate in the agenda which items were voting items.

The Chairman replied that this was possible.

16.	Closing.

The Chairman closed the meeting and thanked those present for coming.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the principal product of our customer base, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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